Room 4561

	November 22, 2005

Mr. Allan Rudd
Chief Executive Officer
Arkona, Inc.
10575 South River Front Parkway
Suite 400
South Jordan, Utah 84095

Re:	Arkona, Inc.
	Preliminary Proxy Statement on Schedule 14A filed November
15,
2005
	File No. 0-24372

Dear Mr. Rudd:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note certain portions of your preliminary proxy statement have yet to be completed such as your audit committee report discussion and Appendix C. Please ensure that your revised preliminary proxy statement includes all information you plan to set forth in your definitive proxy statement.

Proposal No. 3, page 16

2. We note that the proposed resolution for which you are seeking stockholder approval and set forth in Appendix A includes the approval of a charter amendment to implement the proposed consolidation or reverse stock split. Please advise us whether and how you have complied with the requirements of Section 242(b) of the
General Corporation Law of Delaware with respect to your proposal and prospective amendment to your charter. In amending your charter,
Section 242(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability" and directing the amendment for stockholder consideration. Your disclosure does not indicate whether the board of directors adopted the amendment for which you are seeking stockholder approval. Please revise your disclosure as appropriate and also discuss the fact that stockholder approval for a proposed amendment to your charter is being sought.

3. We note your disclosure that the purpose of the proposed consolidation is to, among other things, improve the trading volume and price of the common stock. Please disclose the trading volume and price of your common stock as of a recent date.

4. We note your discussion on page 20 regarding the increased voting power of the Series B preferred stock as a result of the consolidation. Please confirm that the voting rights of the Series B preferred stock are on a per share of capital stock as opposed to an as-converted basis. If so, please revise your disclosure to include an illustrative chart reflecting the relative changes in voting power of the common stock and the Series B preferred stock through the range of your proposed consolidation.

5. You state that you "there are no current plans, proposals or understandings" for the increase in authorized shares available for issuance as a result of your consolidation. Your discussion under your proposal for a charter amendment to increase your authorized capital, however, does discuss reasons and plans for an increase in authorized capital. Please reconcile. In addition, here or in your proposal to increase your authorized capital, please discuss the reason(s) for your proposal to increase your authorized capital in light of the fact the consolidation, if approved, would result in an effective increase in authorized shares available for issuance.

6. We note that you have provided an illustrative example of the effect of the proposed consolidation at the one-for-six ratio. Please provide a table illustrating the effect on the number of shares of authorized capital available for issuance as a result of your consolidation over the range of consolidation ratios you are seeking approval for. Please also have the table reflect the effect of the consolidation on the shares outstanding as well as underlying your other securities.

Proposal No. 4, page 21

7. Please clarify your discussion regarding the effect of your proposed charter amendment to increase your authorized capital. For example, it is unclear what the 31,486,238 shares relate to after noting that such number gives effect to the consolidation. In your prior disclosure regarding the effect on your available authorized capital as a result of the consolidation, you had indicated in that instance that available capital would increase to 42,747,707 shares.

8. Please provide a table illustrating the effect on the number of shares of authorized capital available for issuance as a result of the proposed charter amendment alone and giving effect to the proposed consolidation over the range of consolidation ratios you are seeking approval for.

9. In light of the increase in available capital as a result of your proposed consolidation and charter amendment to increase authorized capital, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital.
Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.
Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director